Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
In this document, the “Company,” “we,” “us” and “our”  refer to Amrize Ltd, which is organized under the laws of Switzerland. References to our “Company Shares” refers to our Ordinary Shares. The following description of our share capital summarizes certain provisions of our articles of association (the “Articles of Association”). The description is intended as a summary, and is qualified in its entirety by reference to our Articles of Association, a copy of which have been filed as an exhibit to this Annual Report on Form 10-K.

General
Issued Share Capital
Our issued share capital registered in the Commercial Register of the Canton of Zug (Switzerland) (the “Zug Commercial Register”) is up to $5,668,755.13, divided into up to 566,875,513 shares with a nominal amount (par value) of $0.01 each. All of our outstanding ordinary shares are validly issued and fully paid.
Capital Band
According to the Articles of Association, our Board of Directors is authorized to increase our share capital to a maximum of $6,802,506.15 (corresponding to not more than 120% of our share capital registered in the Zug Commercial Register) and/or reduce it to a minimum of $5,101,879.62 (corresponding to not less than 90% of our share capital registered in the Zug Commercial Register) without a shareholder vote. This capital band expires after five years, at which point a new capital band must be approved by shareholders before our Board of Directors may increase and/or reduce our share capital under a capital band.
In case of a capital increase, the Board of Directors will determine the amount of share capital to be issued, the date of issue, the type of contributions, the conditions governing the exercise of subscription rights and the commencement of dividend entitlement.
In case of a capital reduction, the Board of Directors will determine, to the extent necessary, the number of shares to be canceled and the use of the reduction amount.
Conditional Share Capital
The Articles of Association also provide for a conditional share capital, whereby our share capital may be increased in total by up to $1,700,626.53 (corresponding to not more than 30% of our share capital registered in the Zug Commercial Register) through the issuance of shares registered in the Zug Commercial Register upon the exercise of rights or entitlements to acquire shares which are granted as follows:
•up to 56,687,551 registered shares (corresponding to approximately 10% of our share capital registered in the Zug Commercial Register) issuable upon the exercise of rights or entitlements to acquire shares which are granted to employees or members of the board of directors of the Company or its consolidated subsidiaries or other entities in which we have a direct or indirect stake of at least 50%;
•up to 113,375,102 registered shares (corresponding to approximately 20% of our share capital registered in the Zug Commercial Register) issuable upon the exercise of rights or entitlements to acquire shares which are granted in connection with bonds or similar instruments, including convertible bonds or bonds with warrants, loans or other financing instruments of the Company or its consolidated subsidiaries;
•up to 170,062,653 registered shares (corresponding to approximately 30% of our share capital registered in the Zug Commercial Register) issuable upon the exercise of rights or entitlements to acquire shares which are granted to shareholders of the Company; and

•up to 113,375,102 registered shares (corresponding to approximately 20% of our share capital registered in the Zug Commercial Register) issuable upon the exercise of rights or entitlements to acquire shares which are granted to any persons (whether shareholders or third parties).
Preemptive Rights
Swiss law provides that any issuance of Company Shares, whether for cash or non-cash consideration, is subject to the prior approval of shareholders at an annual or extraordinary general meeting of shareholders. Shareholders are granted certain preemptive rights to subscribe for new issuances of Company Shares and advance subscription rights to subscribe for warrants, convertible bonds or similar debt instruments with option rights in proportion to the nominal amount (par value) of Company Shares held. Generally, a resolution adopted at an annual or extraordinary general meeting of shareholders by holders of two-thirds of the votes represented at the meeting is required to restrict or suspend preemptive rights.
According to the Articles of Association, in the case of a capital increase under the capital band, the Board of Directors is, under certain circumstances and subject to the combined dilution cap of 10% (as described below), authorized to withdraw or limit the subscription rights of shareholders, wholly or in part, and to allocate subscription rights to individual shareholders, third parties or one of our controlled companies. Such circumstances include the use of the new shares (i) to acquire companies or parts thereof or to finance or refinance such transactions, for the conversion of loans or securities into shares, for the financing of new investment projects, (ii) to extend the shareholder base in connection with the listing of Company Shares on a stock exchange to increase the free float or for investment by strategic partners, (iii) for the issuance of Company Shares in financing transactions in the international capital markets, (iv) for raising equity capital in a swift and flexible manner; (v) for the participation of members of the Board of Directors, Executive Management, employees or other service providers for up to 56,687,551 shares (corresponding to approximately 10% of share capital registered in the Zug Commercial Register); and (vi) for other important reasons in accordance with Swiss law.
In addition, preemptive rights (Bezugsrechte) of existing shareholders are excluded for capital increases out of conditional share capital as described in “—General—Conditional Share Capital,” and the Board of Directors is, subject to the combined dilution cap of 10% (as described below), authorized to restrict or cancel shareholders’ advance subscription rights (Vorwegzeichnungsrechte) when issuing equity-linked financing instruments and warrants in connection with the financing (including refinancing) of the acquisition of companies, parts of companies, participations or new investment projects of the Company, or the issuance of bonds or similar debt instruments on national or international capital markets or to one or more strategic or financial investors.
In addition, in case of a public tender offer, the Board of Directors is, until the completion of the annual general meeting of shareholders in 2028, authorized to restrict or cancel shareholders’ preemptive rights and advance subscription rights when issuing shares from the capital band or conditional share capital, without another resolution of shareholders at an annual or extraordinary general meeting of shareholders being required (in accordance with art. 36 para. 2 lit. d of the Swiss Takeover Ordinance).
To limit issuances of new shares on a non-preemptive basis, the Articles of Association provide for a combined dilution cap applicable to the capital band and the conditional share capital of 56,687,551 shares (corresponding to approximately 10% of our issued share capital registered in the Zug Commercial Register). The combined dilution cap limits non-preemptive share issuances to an overall maximum of approximately 10% of our issued share capital as registered in the Zug Commercial Register, regardless of whether the Board of Directors increases the share capital under the capital band or issues employee options, equity-linked financial instruments or warrants.
Form of Shares
Company Shares have a nominal amount (par value) of $0.01 each. Company Shares rank pari passu with each other in all respects, including entitlement to potential dividends, the right to share in the liquidation proceeds in case of liquidation of the Company and preemptive rights.

Company Shares are issued as uncertificated securities (Wertrechte) within the meaning of article 973c of the Swiss Code of Obligations (the “Swiss Code”). In accordance with article 973c of the Swiss Code, the Company maintains a register of uncertificated securities (Wertrechtebuch).
Company Share Register and Registration Restrictions
Company Shares are registered shares (Namenaktien). The Company has a share register (the “Company Share Register”) maintained by Computershare USA in which the owners of legal title, usufructuaries and nominees of Company Shares are registered with name, first name, domicile, address and nationality (in case of legal entities the registered seat). Only those shareholders, usufructuaries or nominees directly registered in the Company Share Register are recognized as the Company’s shareholders, usufructuaries or nominees. Voting rights may only be exercised by holders of Company Shares registered as holding voting rights in the Company Share Register. Acquirors of Company Shares from holders that are registered in the Company Share Register should file a registration form with Computershare USA.
Until the conclusion of the annual general meeting of shareholders in 2028, no person (or group of persons acting in concert within the meaning of art. 121 FinMIA) may be registered in the Company Share Register as holding voting rights in respect of 20% or more of the Company’s share capital (as registered in the Zug Commercial Register). This restriction of registration does not apply to central securities depositaries and their nominees, except to the extent that the Company Shares held in the name of a central securities depositary or its nominee are attributable to a beneficial owner who would, if such beneficial owner was directly registered in the Company Share Register, be subject to such restriction. If the Board of Directors refuses to register an individual or legal entity as a shareholder with voting rights on the grounds of this registration restriction, it shall notify such individual or legal entity of the refusal within 20 days upon receipt of the application. Such individual or legal entity will be registered in the Company Share Register as a shareholder without voting rights, and the corresponding Company Shares will be considered as not represented at annual and extraordinary general meetings of shareholders. If a shareholder is registered in the Company Share Register as a shareholder without voting rights, such shareholder may not exercise the voting rights connected with their Company Shares or other rights associated with the voting rights (such as requests for information at any annual or extraordinary general meeting of shareholders); however, the right to receive dividends and liquidation proceeds remains.
The Board of Directors may register nominees in the Company Share Register with the right to vote if the nominee has entered into an agreement with the Company concerning its status and is subject to a recognized bank or financial market supervision, or if the nominee is a central securities depositary of the Company Shares or such central securities depositary’s nominee. The Board of Directors may also, in special cases, allow exemptions from these rules concerning nominees.
The Board of Directors may delete entries in the Company Share Register retroactively as of the date of the entry if the registration has been made on the basis of false information. The Board of Directors may give the registered shareholder or nominee the opportunity to be heard in advance of such deletion, but in either case the Board of Directors must inform the registered shareholder or nominee without delay about the deletion.
Transfer of Shares
While Company Shares are able to be traded and transferred across applicable borders without the need for conversion of Company Shares into any different form of security, different markets have different settlement systems and it is possible that the manner in which shareholders hold their interests in Company Shares may change upon the delivery of Company Shares (or dematerialized interests therein) in either SIX SIS or DTC. Holders of Company Shares wishing to trade their Company Shares on a different exchange or wishing to change the manner in which they hold their Company Shares should contact their bank or broker for additional information, including with respect to any special settlement considerations that may apply to such transfer.
Under Swiss law, any disposition of uncertificated shares (including any transfer of title or the creation of a usufruct or pledge) requires a written declaration of assignment and notice to be given to the Company, for which the Company may prescribe the use of applicable forms. This applies to Company Shares registered in the Company Share Register, and shareholders acquiring such Company Shares should use the customary forms provided by Computershare USA.
Voting Rights and Voting Restrictions
Each Company Share is entitled to one vote at any annual or extraordinary general meeting of shareholders. However, voting rights may only be exercised by holders of Company Shares registered as holding voting rights in the Company Share Register on the record date for the relevant annual or extraordinary general meeting of shareholders and subject to the voting restrictions in the Articles of Association. Holders of Company Shares held with a custodian bank or broker are not automatically registered in the Company Share Register. We have made certain customary arrangements with DTC to facilitate the exercise of voting rights, by way of proxy, by beneficial owners holding their Company Shares through custodian banks or brokers (including indirectly via SIX SIS) that are participants in DTC. Holders of Company Shares held with a custodian bank or broker through DTC (including indirectly via SIX SIS) should contact their bank or broker for more information on how to exercise their voting rights.
The Articles of Association provide that, until the conclusion of the annual general meeting of shareholders in 2028, no person (or group of persons acting in concert within the meaning of art. 121 FinMIA), even if registered in the Company Share Register with voting rights, may exercise, directly or indirectly (including by proxy), voting rights in respect of Company Shares representing more than 20% of the Company’s share capital (as registered in the Zug Commercial Register). Shareholders linked to one another pursuant to an agreement or otherwise within the meaning of art. 121 FinMIA are counted together as a group of persons acting in concert.
The Board of Directors has the authority to interpret the respective provisions of the Articles of Association and to determine the ownership of Company Shares by any person so as to fully implement the voting restriction. This voting restriction does not apply to central securities depositaries and their nominees, except to the extent that the voting rights represented by Company Shares held in the name of a central securities depositary or its nominee are attributable to a beneficial owner who would, if such beneficial owner was directly registered in the Company Share Register, be subject to such restriction.
General Meetings of Shareholders
Convocation of General Meetings of Shareholders
Under Swiss law and the Articles of Association, an annual general meeting of shareholders must be held within six months after the end of each fiscal year. Pursuant to the Articles of Association, annual general meetings of shareholders are convened by the Board of Directors upon notice published in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days before the date of the meeting. Holders of Company Shares that are registered in the Company Share Register may also be informed by regular mail to the address maintained in the Company Share Register, by email or in other form that the Board of Directors deems appropriate. See “—Communications to and Inspection Rights of Shareholders.”
Extraordinary general meetings of shareholders may be convened by the Board of Directors when required, upon request of the auditors or upon resolution of shareholders at the annual general meeting of shareholders. In addition, the annual general meeting of shareholders may be convened by one or several shareholders together representing at least 5% of our issued share capital (as registered in the Zug Commercial Register) or at least 5% of the voting rights. They must do so in writing, stating the agenda item and the proposal, and in the case of elections, the names of the proposed candidates.
Shareholders representing at least 0.5% of our issued share capital (as registered in the Zug Commercial Register) or at least 0.5% of the voting rights may request that items be put on the agenda or that a proposal relating to an agenda item be included in the notice convening the meeting, provided the request is submitted to the Board of Directors at least 90 calendar days in advance of the relevant annual or extraordinary general meeting of shareholders. According to the Articles of Association, each request submitted by a shareholder for inclusion of an agenda item must be in written form and include with respect to each agenda item: (i) a brief description of the business desired to be brought before the annual or extraordinary general meeting of shareholders and the reasons for conducting such business at the annual or extraordinary general meeting of shareholders; (ii) the name and address, as they appear in the Company Share Register, of the shareholder(s) proposing such business; (iii) the number of Company Shares which are legally or beneficially owned by such shareholder, and the dates upon which the shareholder acquired such shares; and (iv) all other information required under the applicable laws, regulations and stock exchange rules. Nominations for the election of a member of the Board of Directors submitted by a shareholder shall be admitted if (i) the nominating shareholder provides certain specified information and information reasonably requested by the Company and (ii) the nominee completes written questionnaires and provides information for purposes of determining independence and his or her relationship (including financial arrangements) with the nominating shareholder.
No resolutions may be passed on motions concerning agenda items for which no proper notice was given, except for motions to convene an extraordinary general meeting of shareholders or to initiate a special audit upon a shareholders’ request. No prior notice is required to submit motions relating to items already on the agenda and to discuss matters on which no resolution is to be taken.
Annual and extraordinary general meetings of shareholders are chaired by the Chairman or, in his absence, by the vice-chair or by another member of the Board of Directors as appointed by the Board of Directors.
The Articles of Association allow the Board of Directors to decide that shareholders who cannot be present at the venue of an annual or extraordinary general meeting of shareholders may exercise their rights through electronic means. The Board of Directors may also order that an annual or extraordinary general meeting of shareholders be held electronically without a venue.
Powers of Shareholders
The general meeting of shareholders is the supreme corporate body of a Swiss company. Under Swiss law and the Articles of Association, shareholders (acting at an annual or extraordinary general meeting of shareholders) have the following inalienable powers:
•amending the Articles of Association;
•resolving a merger or the dissolution of the Company;
•approving the annual management report prepared pursuant to Swiss law, the annual consolidated financial statements and the annual report regarding non-financial matters prepared pursuant to Swiss law;
•approving our annual standalone financial statements prepared pursuant to Swiss law;
•approving the use of our net income (as reported on our annual standalone financial statements prepared pursuant to Swiss law), including to declare dividends;
•approving interim dividends and our interim financial statements required for this purpose;
•resolving the repayment of the Company’s statutory capital reserves;
•approving the compensation of the Board of Directors and members of Executive Management;
•electing and removing members of the Board of Directors, the Chairman, the members of our Compensation Committee, the auditors and the independent proxy;
•granting discharge of liability to the members of the Board of Directors and management;

•deciding on the delisting of Company Shares; and
•passing resolutions on all matters reserved to it by law or the Articles of Association or which are submitted to the shareholders at an annual or extraordinary general meeting of shareholders by the Board of Directors (subject to the inalienable powers of the Board of Directors) or the auditors.
Quorum and Majority Requirements
The Articles of Association not prescribe that a particular quorum of shareholders would be required for annual or extraordinary general meetings of shareholders to be validly held.
Except where Swiss law or Articles of Association provide otherwise, the general meeting of shareholders passes its resolutions and performs elections with the absolute majority of the votes validly represented at the respective meeting. As a result, abstentions have the effect of votes against proposals. Resolutions are taken and elections conducted either by a show of hands or by electronic voting, unless the general meeting of shareholders decides for, or the Chairman orders, a secret ballot.
According to Swiss law, a resolution approved by holders of at least two-thirds of the votes represented at an annual or extraordinary general meeting of shareholders is required for: (i) the alteration of the purpose of the Company; (ii) a consolidation of shares, unless the approval of all affected shareholders is required; (iii) a capital increase out of the Company’s equity, against contributions in kind or by way of set-off against a receivable and the grant of special rights; (iv) a restriction or suspension of subscription rights; (v) an introduction of conditional share capital or a capital band; (vi) an introduction of restrictions on the transfer of shares registered in the Company Share Register and the removal of such restrictions; (vii) the creation of shares with privileged voting powers; (viii) a change of currency of the share capital; (ix) the introduction of the deciding vote for the Chairman at annual or extraordinary general meetings of shareholders; (x) the introduction or removal of a provision in the Articles of Association allowing annual or extraordinary general meetings of shareholders to be held abroad; (xi) the delisting of the Company Shares; (xii) the change of location of the registered seat of the Company in Zug, Switzerland; (xiii) the inclusion of arbitral clauses in the Articles of Association; (xiv) resolving the merger, demerger or conversion of the Company according to the Swiss Merger Act; and (xv) the dissolution of the Company. In addition, as per the Articles of Association, a resolution approved by holders of at least two-thirds of the votes represented at an annual or extraordinary general meeting of shareholders is also required for the removal of the voting restrictions set forth in the Articles of Association before the completion of the annual general meeting of shareholders in 2028 and the dismissal of members of our Board of Directors. Provisions of the Articles of Association which require higher majorities for the passing of certain resolutions than provided by law can only be adopted and removed with that same majority.
Shareholders’ Right to Bring Derivative Actions
Under Swiss law, an individual shareholder may bring an action in the shareholder’s own name, but for the benefit of the company, against the company’s directors, officers or liquidators, which seeks to recover any damages the company has suffered due to the intentional or negligent breach of their duties by such directors, officers or liquidators.
Dividends and Distributions
Under Swiss law, we may only pay dividends if (i) we have sufficient net income from the immediately preceding fiscal year, (ii) we have brought forward net income from prior fiscal years or (iii) we have otherwise freely distributable reserves, each as evidenced by our audited annual standalone financial statements prepared pursuant to Swiss law, after allocations of net income to statutory retained earnings as required by Swiss law and by our Articles of Association.
Reserves are generally booked either as statutory retained earnings, voluntary retained earnings or statutory capital reserves (which include capital reserves from tax capital contributions). Swiss law requires that we book at least 5% of our net income in each year (as reported on our annual standalone financial statements prepared pursuant to Swiss law) as statutory retained earnings for so long as our statutory capital reserves and statutory retained earnings amount to less than 20% of our paid-in share capital (as registered in the Zug Commercial Register). Swiss law and the Articles of Association permit the Company to book excess net income as voluntary retained earnings (i.e., to accrue additional freely distributable reserves).
A statutory net loss (as reported in our annual standalone financial statements prepared pursuant to Swiss law) in any fiscal year or loss carryover would reduce the amount of our freely distributable reserves. Furthermore, if we purchase Company Shares, it would reduce the amount of our freely distributable reserves in an amount corresponding to the purchase price of such repurchased shares. Finally, Swiss law, under certain circumstances, requires the creation of revaluation reserves, which would further reduce our freely distributable reserves.
Under Swiss law, dividends are proposed by the Board of Directors and require approval by shareholders at an annual or extraordinary general meeting of shareholders. The Company’s auditors must also confirm that the dividend proposal is in accordance with Swiss law and the Articles of Association. To the extent approved, dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. Dividends are paid to shareholders in proportion to the nominal amount (par value) of the relevant shares held. There are no dividend restrictions or special procedures for a holder of Company Shares who is not a resident of Switzerland for Swiss tax purposes, and who, during the applicable tax year, has not engaged in a trade or business carried out through a permanent establishment in Switzerland for tax purposes under Swiss law or the Articles of Association. Dividends that have not been claimed within five years after the dividend date are booked as statutory retained earnings.
Repurchase of Company Shares
Swiss law limits the right of a company to hold or repurchase its own shares. We may purchase Company Shares only if and to the extent that (i) the Company has freely distributable reserves in the amount of the purchase price and (ii) the aggregate nominal amount (par value) of all Company Shares we hold does not exceed 10% of our share capital registered in the Zug Commercial Register. However, we may repurchase Company Shares beyond the statutory limit of 10% if the repurchased Company Shares are clearly earmarked for cancellation and such repurchase has been approved by our shareholders. Furthermore, according to Swiss accounting rules (which apply to our annual standalone financial statements prepared pursuant to Swiss law), we are required to recognize a minus position for Company Shares acquired by us, and if our subsidiaries acquire Company Shares, we are required to create a special reserve on our balance sheet, in each case in the amount of the purchase price of Company Shares acquired.
Company Shares held by us or our subsidiaries do not carry any voting rights at annual or extraordinary general meetings of shareholders, but are entitled to the economic benefits, including dividends, preemptive rights in share capital increases and advance subscription rights in the case of issuance of debt instruments with option rights, applicable to Company Shares generally.
Under the Swiss Code, we may not cancel Company Shares held in treasury without a capital band authorizing our Board of Directors to reduce our share capital or approval by our shareholders at an annual or extraordinary general meeting of shareholders.
Acquisitions
Disclosure of Principal Shareholders
Pursuant to the applicable provisions of the FinMIA and its implementing ordinances, persons who directly, indirectly or in concert with other parties, acquire or dispose of Company Shares or purchase or sell rights relating to Company Shares, and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3, 5, 10, 15, 20, 25, 33 1/3, 50 or 66 2/3% of the Company’s voting rights (whether exercisable or not), must notify the Company and SIX of such transactions in writing within four trading days. The Company must then publish the notification through the SIX platform within two trading days. For purposes of calculating whether a threshold has been reached or crossed, shares, delegated voting rights and acquisition rights or obligations (the “Purchase Positions”) and disposal rights or obligations (the “Sale Positions”) may not be netted. Rather, the Purchase Positions and the Sale Positions need to be accounted for separately and may each trigger disclosure obligations if the respective positions reach one of the thresholds. In addition, actual share ownership and delegated voting rights need to be reported separately on the website of SIX Exchange Regulation AG if either reaches one of the thresholds.
Mandatory Takeover Bid Rules
Pursuant to the applicable provisions of the FinMIA, if any person (or group of persons acting in concert within the meaning of art. 121 FinMIA) directly or indirectly acquires equity securities which, together with equity securities already owned by such person or group of persons, exceed 1/3 of the voting rights (whether exercisable or not) of a Swiss company that has shares listed on a Swiss stock exchange, that person or group of persons is required to launch a mandatory tender offer to acquire all of the listed equity securities of the company.
This tender offer must meet certain requirements including (a) the “minimum price rule” (according to which the offered price must be at least the higher of (i) the volume-weighted average price of on-order-book trades for the 60 trading days prior to the publication or pre-announcement of the tender offer (adjusted to negate the effects of significant price influences triggered by special events, such as a dividend distribution or capital transactions, to which it was subject during this period) or (ii) the highest price that the person (or group of persons acting in concert within the meaning of art. 121 FinMIA) has paid for the equity securities of the company in the preceding twelve months) and (b) the “best price rule” (according to which the offered price must be the highest price that the person (or group of persons acting in concert within the meaning of art. 121 FinMIA) has paid for the equity securities of the company during the period from the publication or pre-announcement of the tender offer until six months after the end of the additional acceptance period of the tender offer). These rules generally are aimed at preventing an acquiror from acquiring a controlling stake without making an offer to acquire the listed equity securities from all shareholders at the same price. A company’s articles of association may either provide that the relevant provisions of the FinMIA do not apply (“opting-out”) or raise the relevant threshold to up to 49% (“opting-up”). The Articles of Association do not contain an opting-out or opting-up provision.
The Swiss Takeover Board or the Swiss Financial Market Supervisory Authority may grant exemptions from the mandatory tender offer rules in certain circumstances. Also, there is no obligation to make a public tender offer under the FinMIA and its implementing ordinances if the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings. However, any such acquisitions have to be notified to the Swiss Takeover Board.
Cancellation of Remaining Equity Securities and Squeeze-Out Merger
Under the FinMIA, any offeror who has made a tender offer for the shares of a Swiss company listed in Switzerland (such as the Company) and who, as a result of such tender offer, holds more than 98% of the voting rights of such target company, may, within three months after the expiration of the tender offer, petition the court to cancel such target company’s remaining equity securities. If the court orders the cancellation of the target company’s remaining equity securities, the target company must reissue and deliver such equity securities to the offeror against payment of the offer price to the holders of such cancelled equity securities.
Further, if any offeror holds more than 90% of a target company’s shares, or holders of at least 90% of the target company’s shares entitled to vote give their consent, the offeror may “squeeze out” the remaining minority shareholders under the Swiss Merger Act by providing the minority shareholders with cash or securities other than securities of the surviving company.
Ordinary Capital Increase, Capital Band and Conditional Share Capital
Under Swiss law, the share capital of a company may be increased in consideration for contributions in cash by a resolution approved by holders of a majority of the votes cast at an annual or extraordinary general meeting of shareholders. An increase of the share capital against a consideration out of equity, against contributions in kind or by way of set-off against a receivable or the grant of special rights, or a share capital increase involving the exclusion of the preemptive rights of the shareholders, requires a resolution approved by holders of two-thirds of the votes represented (in person or by proxy) at an annual or extraordinary general meeting of shareholders.
Furthermore, under Swiss law, the shareholders of a company may empower its board of directors, by passing a resolution in the manner described in the preceding sentence, to issue shares of a specific aggregate nominal amount (up to a maximum amount of 50% of the share capital registered in the Zug Commercial Register at the time of the introduction of the conditional share capital) in the form of conditional share capital for the purpose of issuing shares to grant, among other things, (i) conversion rights or warrants to holders of convertible bonds or (ii) rights to employees of a company or affiliated companies to subscribe for new shares. The shareholders of a company at an annual or extraordinary general meeting of shareholders may also authorize its board of directors to increase or reduce the company’s share capital by introducing a capital band into the company’s articles of association, at any time within a maximum of five years, by a maximum amount of up to 50% of its issued share capital (as registered in the relevant commercial register) at the time of the introduction of the capital band. See “—General.”
Liquidation Rights
Under Swiss law, a company may be dissolved at any time by way of liquidation, or in the case of a merger under the Swiss Merger Act, based on a resolution approved by holders of two-thirds of the votes represented at an annual or extraordinary general meeting of shareholders and the absolute majority of the nominal amount (par value) of the shares represented at such meeting.
Dissolution and liquidation by court order is also possible if, among other things, (i) the company becomes bankrupt or (ii) shareholders holding at least 10% of the company’s share capital or voting rights so request for important reasons. Under Swiss law, any net proceeds arising out of a liquidation (after settlement of all the claims of the company’s creditors) are distributed in proportion to the paid-up nominal amount (par value) of shares held. Such proceeds are subject to Swiss withholding tax, except to the extent such proceeds are paid out of share capital (reducing the nominal amount (par value) of the Company Shares) or capital reserves from tax capital contributions (as reported on the company’s annual standalone financial statements prepared pursuant to Swiss law).
Conflicts of Interest
Under Swiss law, the members of a company’s board of directors and executive management must notify the board of directors immediately and fully of conflicts of interest affecting them, and the company’s board of directors shall take the necessary measures to safeguard the interests of the company. In addition, the Swiss Code requires directors and senior management to safeguard the interests of the company and imposes a duty of loyalty and a duty of care on its directors and officers. The directors and officers are personally liable to the company for breach of these provisions. Swiss law also provides that payments by a company to a shareholder or a director or any person associated with them (other than on arm’s length terms) must be repaid to the company if such shareholder or director was acting in bad faith. Furthermore, if, in connection with the conclusion of a contract, a company is represented by the person with whom it is concluding the contract, such contract must be in writing (unless the contract relates to daily business matters and the value of the company’s performance obligations under the contract does not exceed CHF 1,000).
Our organizational regulations (the “Organizational Regulations”) also provide for rules on conflicts of interest. Pursuant to the Organizational Regulations, members of the Board of Directors and Executive Management shall arrange their personal and business affairs so as to avoid an actual or potential conflict of interest. Each member of the Board of Directors and Executive Management is required to immediately disclose if any circumstances arise that might affect or appear to affect the member’s independence or if any actual or potential conflict of interest arises. Disclosure by the Chairman shall be made to the Chair of our Nomination & Governance Committee, who must review the disclosure and inform the Board of Directors along with a proposal for appropriate mitigating measures, if any. Disclosure by a member of the Board of Directors or the Chief Executive Officer shall be made to the Chairman, who must review the disclosure and inform the Board of Directors along with a proposal for appropriate mitigating measures, if any. Disclosure by any other member of Executive Management shall be made to the Chief Executive Officer, who must review the disclosure and inform Executive Management along with a proposal for appropriate mitigating measures, if any. Until the Board of Directors or Executive Management, as applicable, has rendered a decision on the appropriate mitigating measures, the relevant member of the Board of Directors or Executive Management shall abstain from any business that could give rise to a conflict of interest.
Exclusive Forum
The Articles of Association provide that, except as set forth below, the exclusive forum for any disputes arising from company matters (including but not limited to disputes between individual shareholders and the Company or its corporate bodies, as well as between the Company and its corporate bodies, or between the corporate bodies themselves) is at the registered seat of the Company in Zug, Switzerland. The exclusive forum for any disputes arising under the Securities Act, the Exchange Act and any rules and regulations promulgated thereunder is the United States District Court for the Southern District of New York, except that if the United States District Court for the Southern District of New York does not have jurisdiction over the claims assigned to it, any other federal district court of the United States of America may hear such claims. Any person or entity purchasing or otherwise acquiring Company Shares are deemed to have notice of and consented to the provisions of the Articles of Association, including the exclusive forum provision.
Enforceability of Civil Liabilities
We are organized under the laws of Switzerland and our jurisdiction of incorporation is Switzerland. In addition, certain of our directors and executive officers (including Mr. Jenisch, Mr. Brouwer, Ms. Forrest, Mr. Oleas, Mr. Poletti, Ms. Roth Pellanda and Ms. Wilbur) reside outside the United States. Certain of our assets and the assets of such persons are located in Switzerland or other jurisdictions outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons, obtain documents or other discovery in connection with any legal proceedings against such persons in the United States or enforce against them judgments obtained in U.S. courts.
Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. federal securities laws, may not be enforceable in Switzerland.
The recognition and enforcement in Switzerland of a judgment of the courts of the United States are governed by the principles set forth in the Swiss Federal Act on Private International Law (the “PILA”) and the Swiss Federal Act on Civil Procedure and, in certain circumstances, the Swiss Federal Act on Debt Collection and Bankruptcy. In such an action, a Swiss court generally would not reinvestigate the merits of the original matter decided by a U.S. court. The recognition and enforcement of a U.S. judgment by a Swiss court would be conditional upon a number of conditions including those set forth in the PILA, which include, among others:
•the non-Swiss court had jurisdiction pursuant to the PILA;
•the judgment of such non-Swiss court has become final and non-appealable;
•the judgment does not contravene Swiss public policy;
•the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
•no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Judgments obtained in the United States or other jurisdictions may not be enforceable in Switzerland, including because a Swiss court may conclude that a foreign court does not have jurisdiction with respect to corporate matters, such as directors’ liability claims, due to the exclusive forum clause in the Articles of Association. There is also doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the civil liability provisions of the federal and state securities laws of the United States. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Swiss courts as contrary to public policy. Also, provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.
Moreover, a Swiss court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in Switzerland are solely governed by Swiss procedural law.
Indemnification of Directors and Officers
Subject to Swiss law, the Articles of Association provide for indemnification of the members of our Board of Directors and Executive Management against liabilities arising in connection with the performance of their duties in such capacity, and permit us to advance the expenses of defending any act, suit or proceeding to such persons to the extent not included in insurance coverage or advanced by third parties. We have entered into indemnification agreements with all of the members of our Board of Directors and Executive Management that provide them and their heirs, executors and administrators with such indemnification and related rights.
In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer.
We maintain directors’ and officers’ liability insurance that covers certain liabilities and expenses of our directors and officers or any person who is or was or has agreed to become our director or officer or is or was serving or who has agreed to serve at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise and that covers us for reimbursement of payments to its directors and officers and such persons in respect of such liabilities and expenses.
Stock Exchange Listing
The Company Shares are listed on the New York Stock Exchange and on the SIX Swiss Exchange under the symbol “AMRZ.”